45

Follow-Up Materials


06012258

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Goldcliff Resource Corp.

*CURRENT ADDRESS

PROCESSED
APR 06 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2748 FISCAL YEAR 10-31-05

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/5/06

82-2748


GCN
Goldcliff Resource Corporation

AR/S
10-31-05

ANNUAL REPORT
OCTOBER 31, 2005

GOLDCLIFF RESOURCE CORPORATION
Suite 920 - 470 Granville Street
Vancouver, BC, Canada V6C 1V5
Tel: 604-685-5685
Fax: 604-261-8994
Toll Free: 1-888-769-4802
Email: info@goldcliff.ca
Web: www.goldcliff.com

7. **STOCK OPTIONS AND WARRANTS** (cont'd...)

Stock options (cont'd...)

Stock option transactions are summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Outstanding at October 31, 2003	2,003,450	$	0.14
Granted	1,466,550		0.10
Exercised	(220,125)		0.13
Expired	(153,325)		0.11
Outstanding at October 31, 2004	3,096,550		0.12
Granted	225,000		0.17
Exercised	(37,500)		0.10
Expired	(256,550)		0.105
Outstanding at October 31, 2005	3,027,500	$	0.11
Number of stock options currently exercisable	2,787,931	$	0.11

The weighted average fair value of stock options granted was $0.14 per option (2004 - $0.07).

Stock-based compensation

During the year ended October 31, 2005, the Company granted 225,000 (2004 – 1,466,550) stock options to directors and officers. These options have a fair value of $30,733 (2004 – $95,434) which is being recognized over the options vesting period. Total stock-based compensation recognized during the current year was $64,950 (2004 - $35,788).

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

	2005	2004
Risk-free interest rate	3.5%	2.81%
Expected life of options	2 - 5 years	2 - 5 years
Annualized volatility	97.60%	92.87%
Dividend rate	0.00%	0.00%


GCN
Goldcliff Resource Corporation

REPORT TO THE SHAREHOLDERS

Leonard W. Saleken, President of Goldcliff Resource Corporation, is pleased to report on the exploration results of the Company's 2005 exploration program on the Panorama Ridge property, Hedley Gold Basin, British Columbia, Canada. The exploration program for 2005 consisted of 1,316 metres of trenching and 1,166 metres (13 holes) of core drilling. The highlights of the exploration results are reported. The exploration details and maps are available on www.goldcliff.com – Panorama Ridge Project.

The significantly strong drilling and trenching results at the York-Viking gold zone (YVZ) successfully establishes that gold mineralization occurs concurrently at depth and on the surface. Notably, these new results have, for the first time, also have revealed that significant continuous silver mineralization is also present at Panorama Ridge. The high-grade gold values at the Nordic zone contain 15.60 grams per tonnes (g/t) gold over 3.00 metres in trench ND56.

The Panorama Ridge gold property is located in a world-class gold district which has produced 2.5 million ounces of gold and 600,000 ounces of silver in the last 100 years. The gold was mined from a series of sedex-strata-bound gold deposits which occurred at one location – the Nickel Plate-Mascot gold mine (1904-1996). Discovered in 2000, Goldcliff's Panorama Ridge gold property is situated in a geologically-similar environment to this previous mine. Panorama Ridge is located a few kilometers east of the past-producing gold mine.

YORK-VIKING ZONE

Trenching

The gold results from the SW-NE trenching contain 0.83 grams per tonne gold (g/t) over 226 metres—the highlight of which is 21 metres that contains 1.77 g/t gold with 6 metres grading 5.75 g/t gold. The gold results from the NW-SE trenching contain 0.87 grams per tonne gold (g/t) over 193 metres—the highlight of which is 45 metres that contains 1.53g/t gold with 12 metres grading 2.00 g/t gold. The highlights of the NW-SE and SW-NE trenching gold results are as follows:

Trench	From (m)	To (m)	Interval (m)	Au (g/t)
SW-NE	0.00	226.00	226.00	0.835
And	27.00	33.00	6.00	5.752
And	97.60	118.60	21.00	1.769
NW-SE	0.00	192.55	192.55	0.870
Includes	103.55	148.25	44.70	1.531
And	103.55	115.55	12.00	1.998

Drilling

The York-Viking gold zone drilling results that relate to section 10000N are highlighted by 0.95 grams per tonne gold (g/t) over a drill intercept of 74.52 metres (m) – the highlight of which is 1.52 g/t gold over 28.00 metres:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)
23003	4.88	79.40	74.52	0.95
Includes	35.18	63.18	28.00	1.52
Includes	46.18	63.18	17.00	2.13
23004	5.18	100.77	95.59	0.77
Includes	24.21	36.21	12.00	1.89
Includes	24.21	30.21	5.00	2.78
25040	3.66	67.00	63.34	0.50
Includes	23.57	29.57	6.00	1.05
Includes	26.57	27.57	1.00	2.35
25041	3.66	71.14	67.48	0.67
Includes	22.88	41.14	18.26	1.06
Includes	26.88	29.88	3.00	2.57
25044	3.66	80.99	77.33	0.46
Includes	51.42	70.39	18.97	0.70
25045	3.66	56.97	53.51	0.79

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the year ended October 31, 2005:

a) Subscriptions received in advance of $274,836 were applied to capital stock.

b) Options with a fair value of $1,886 were exercised.

c) Issuing 230,000 finders' fee warrants at a value of $9,093 in connection with a private placement.

d) Incurring mineral property expenditures of $17,453 through accounts payable.

Significant non-cash transactions during the year ended October 31, 2004:

a) The Company issued 75,000 common shares valued at $13,500 as part of a property acquisition agreement.

b) Options with a fair value of $3,908 were exercised.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004
Loss before income taxes	$ (246,689)	$ (163,862)
Expected income tax (recovery)	$ (86,637)	$ (58,335)
Items not deductible for income tax purposes	26,688	12,741
Unrecognized (recognized) benefit of non-capital losses	(150,771)	45,594
Total income taxes (recovery)	$ (210,720)	$ -
Represented by:		
Current income tax	$ -	$ -
Future income tax	(210,720)	-

The significant components of the Company's future income tax assets and liabilities are as follows:

	2005	2004
Future income tax assets (liabilities)		
Financing costs	$ 11,546	$ -
Non-capital loss carryforwards	260,778	276,653
Mineral properties	(107,339)	179,805
	164,984	456,458
Valuation allowance	(164,984)	(456,458)
Net future income tax assets	$ -	$ -

GOLDCLIFF RESOURCE CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended October 31, 2005

GENERAL

The following discussion and analysis of the financial results, prepared as of February 17, 2006, should be read in conjunction with the audited financial statements of Goldcliff Resource Corporation (the "Company") for the year ended October 31, 2005, together with the related notes thereto. The audited financial statements are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The discussion may contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Additional information is provided in the Company's audited financial statements for the year ended October 31, 2005 and 2004 and the Company's Information Circular. These documents are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Goldcliff Resource Corporation is engaged in mineral property acquisition and exploration in Canada. The Company is active in the Province of British Columbia, Canada where the Company currently has one active project.

The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN. The Company's head office is in Vancouver, British Columbia. The Company's website is www.goldcliff.com and email is info@goldcliff.ca.

RISK, UNCERTAINTIES AND OUTLOOK

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

MINERAL PROPERTIES

The Company has one property located in the Province of British Columbia, being the Panorama Ridge property, Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division.

PANORAMA RIDGE PROPERTY

General

The active project for the year ended October 31, 2005 was the Panorama Ridge property. The property is a gold project and is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property consists of a central block of 4,125 hectares containing the gold mineralized zones and a peripheral block of 6,403 hectares. The property has a total of 10,528 hectares of staked mineral claims. The Company has 100 per cent beneficial interest in the claims.

Exploration Activities

Panorama Ridge exploration activities for the year ended October 31, 2005 consisted of geological mapping, trenching sampling of trenches, rock sample analysis,.drill-site road location and preparation, core drilling, core logging and core sampling, and core assaying.

Summary of Exploration Activities (for the year ended October 31, 2005, as of January 2006)

Panorama Ridge - Exploration Work Summary												
Year	Logistics				Samples (#)				Geophysics (km)		Drilling	
	Grid (km)	Trenching #	Trenching m^3	Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	1085	2286	0	0	22	2277
2005	0	45	1316.10	1.11	0	0	1320	1166	0	0	13	1211
Total	73.00	94	2541.6	4.05	79	2517	3847	5002	56.53	61.35	52	5408

Exploration Activity Results (as of January 2006)

The exploration results for the 2005 exploration program on the Panorama Ridge property, Hedley Gold Basin, BC, Canada. The exploration program for 2005 consisted of 1,316 metres of trenching and 1,166 metres (13 holes) of core drilling. The highlights of the exploration results are reported as of January 31, 2006

YORK-VIKING ZONE

Trenching

The gold results from the SW-NE trenching contain 0.83 grams per tonne gold (g/t) over 226 metres—the highlight of which is 21 metres that contains 1.77 g/t gold with 6 metres grading 5.75 g/t gold. The highlights of the SW-NE trenching gold results are as follows:

Trench	From (m)	To (m)	Interval (m)	Au (g/t)
SW-NE	0.00	226.00	226.00	0.835
And	27.00	33.00	6.00	5.752
And	33.00	49.69	16.60	1.335
And	97.60	118.60	21.00	1.769
And	148.00	154.00	6.00	1.817
And	222.00	226.00	4.00	2.411

The complete SW-NE trenching gold results are as follows:

Trench	From (m)	To (m)	Interval (m)	Au (g/t)
SW-NE	0.00	226.00	226.00	0.835
Includes	0.00	8.00	8.00	0.162
Includes	8.00	12.00	4.00	0.658
Includes	12.00	27.00	15.00	0.229
Includes	27.00	33.00	6.00	5.752
Includes	33.00	49.60	16.60	1.335
Includes	49.60	53.60	4.00	0.442
Includes	53.60	68.60	4.00	0.354
Includes	68.60	79.30	10.70	0.496
Includes	79.30	83.60	4.30	0.053
Includes	83.60	97.60	14.00	0.922
Includes	97.60	118.60	21.00	1.769
Includes	118.60	122.60	4.00	0.191
Includes	122.60	144.00	21.40	0.634
Includes	144.00	148.00	4.00	0.296
Includes	148.00	154.00	6.00	1.817
Includes	154.00	161.00	7.00	0.406
Includes	161.00	199.00	38.00	0.441
Includes	199.00	207.00	8.00	0.253
Includes	207.00	222.00	15.00	0.366
Includes	222.00	226.00	4.00	2.411

The gold results from the NW-SE trenching contain 0.87 grams per tonne gold (g/t) over 193 metres—the highlight of which is 45 metres that contains 1.53g/t gold with 12 metres grading 2.00 g/t gold.

The highlights of the NW-SE trenching gold results are as follows:

Trench	From (m)	To (m)	Interval (m)	Au (g/t)
NW-SE	0.00	192.55	192.55	0.870
And	29.90	60.90	31.00	1.135
And	103.55	192.55	89.00	1.192
Includes	103.55	148.25	44.70	1.531
And	103.55	115.55	12.00	1.998
And	155.55	176.55	21.00	1.254

The complete NW-SE trenching gold results are as follows:

Trench	From (m)	To (m)	Interval (m)	Au (g/t)
NW-SE	0.00	192.55	192.55	0.870
Includes	0.00	20.40	20.40	0.223
Includes	20.40	29.90	9.50	0.422
Includes	29.90	60.90	31.00	1.135
Includes	60.90	84.95	24.05	0.368
Includes	84.95	95.95	11.00	0.686
Includes	95.95	103.55	7.60	0.247
And	103.55	192.55	89.00	1.192
Includes	103.55	148.25	44.70	1.531
And	103.55	115.55	12.00	1.998
And	115.55	148.25	32.70	1.355
Includes	148.25	155.55	7.30	0.337
Includes	155.55	176.55	21.00	1.254
Includes	176.55	192.55	16.00	0.555

Drilling

The York-Viking gold zone drilling results that relate to section 10000N are highlighted by 0.95 grams per tonne gold (g/t) over a drill intercept of 74.52 metres (m) -- the highlight of which is 1.52 g/t gold over 28.00 metres.

The significantly strong drilling and trenching results at the York-Viking gold zone (YVZ) successfully establishes that gold mineralization occurs concurrently at depth and on the surface. Section 10000N in the YVZ has the most drill holes to demonstrate the continuity of gold grades at depth. The following table lists previously released holes (23003) and current holes (25040) for section 10000N:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)
23003	4.88	79.40	74.52	0.95
Includes	35.18	63.18	28.00	1.52
Includes	46.18	63.18	17.00	2.13
Includes	54.18	59.18	5.00	4.12
23004	5.18	100.77	95.59	0.77
Includes	24.21	39.21	15.00	1.63
Includes	24.21	36.21	12.00	1.89
Includes	24.21	30.21	5.00	2.78
25040	3.66	67.00	63.34	0.50
Includes	23.57	29.57	6.00	1.05
Includes	23.57	27.57	4.00	1.24
Includes	26.57	27.57	1.00	2.35
25041	3.66	71.14	67.48	0.67
Includes	22.88	41.14	18.26	1.06
Includes	22.88	36.14	13.26	1.27
Includes	26.88	29.88	3.00	2.57
25044	3.66	80.99	77.33	0.46
Includes	51.42	70.39	18.97	0.70
25045	3.66	56.97	53.51	0.79
Includes	27.64	47.98	20.34	1.13

Includes	31.98	43.98	12.00	1.53
Includes	34.98	38.98	4.00	2.10
23005	3.66	87.98	84.32	0.87
Includes	7.66	37.59	29.93	1.45
Includes	8.66	20.66	12.00	1.70
Includes	8.66	12.66	4.00	2.09
23006	3.66	26.66	23.00	0.77
Includes	4.66	10.66	6.00	1.91
Includes	5.66	8.66	3.00	3.34
Includes	7.66	8.66	1.00	7.86

The York-Viking zone drilling results that relate to section 9980N are highlighted by 1.17 grams per tonne gold (g/t) and 1.0 g/t silver over a drill intercept of 73.77 metres (m) -- a highlight of which is 4.23 g/t gold and 2.1 g/t silver over 7.80 metres. High-grade values of 16.60 g/t gold and 10.0 g/t silver are intersected in the drilling.

The significantly strong drilling and trenching results at the York-Viking gold zone (YVZ) successfully establishes that gold mineralization occurs concurrently at depth and on the surface. Section 9980N in the YVZ has two 2005 drill holes to demonstrate the continuity of gold and silver grades at depth. The following table lists gold and silver values for section 9980N:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
25042	3.66	77.43	73.77	1.17	1.0
Includes	3.66	35.44	23.69	2.13	1.1
And	13.66	25.88	12.22	3.19	1.8
And	18.08	25.88	7.80	4.23	2.1
And	19.08	24.88	5.80	5.05	2.4
And	19.08	21.88	2.80	6.34	4.0
And	19.08	21.08	2.00	8.93	4.8
And	19.08	20.08	1.00	16.60	8.3
Includes	32.73	54.44	21.71	1.02	1.4
And	33.23	43.44	10.21	1.50	2.2
And	33.23	36.44	3.21	2.26	4.3
And	33.23	34.44	1.21	3.17	5.4
Includes	57.44	75.43	17.99	0.53	0.8
And	59.44	67.80	8.36	0.74	0.9
And	59.44	60.44	1.00	1.33	1.0
25043	3.66	74.85	71.19	0.50	0.5
Includes	4.94	27.25	22.31	0.62	0.9
And	5.94	15.94	10.00	0.83	0.3
And	5.94	13.94	8.00	0.91	0.2
And	9.94	13.94	4.00	1.00	0.2
And	12.94	13.94	1.00	1.38	0.1
Includes	30.85	51.85	21.00	0.63	0.2
And	36.85	51.85	15.00	0.72	0.3
And	40.85	51.85	11.00	0.88	0.2
And	42.85	49.85	7.00	1.03	0.3
And	47.85	48.85	1.00	2.37	0.4

The total silver production at the Nickel Plate-Mascot mine (1904-1996) was 18,480,903 grams (594,175 ounces) at an average grade of 1.09 g/t silver. During the mining, silver grades ranged from 0.48 to 4.09 g/t silver (BC Minfile Reports 092HSE036 & 092HSE038).

NORDIC ZONE

Trenching

The high-grade gold values contain potentially economic gold-grades over significant intervals. Following the discovery of 15.60 grams per tonnes (g/t) gold over 3.00 metres in trench ND56, additional trenches were excavated to determine the extent of the gold mineralization. The trench gold sample results for the NE-SW sampling direction are as follows:

Trench	From (m)	To (m)	Interval (m)	Gold (g/t)
ND56	0.00	45.40	45.40	2.04
Includes	1.00	27.00	26.00	3.22
Includes	5.00	21.10	16.10	4.33
Includes	5.00	13.00	8.00	7.51
Includes	8.00	11.00	3.00	15.60
ND74	0.00	10.00	10.00	0.22
And	10.00	32.00	22.00	2.02
Includes	15.00	21.00	6.00	3.01
Includes	18.00	21.00	3.00	4.17
And	23.00	32.00	9.00	2.00
Includes	24.00	30.00	6.00	2.48
Includes	24.00	27.00	3.00	3.03
And	32.00	39.80	7.80	0.30
ND83	0.00	16.70	16.70	1.39
Includes	10.00	16.70	6.70	2.10
Includes	14.00	16.70	2.70	2.61
ND91	0.00	12.00	12.00	2.94
Includes	4.00	11.00	7.00	3.80
Includes	6.00	9.00	3.00	5.78
And	12.00	26.00	14.00	0.30

The trench gold sample results for the NW-SE sampling direction are as follows:

Trench	From (m)	To (m)	Interval (m)	Gold (g/t)
ND75	0.00	23.40	23.40	0.09
ND76	0.00	7.00	7.00	0.31
And	7.00	8.50	1.50	2.48
And	8.50	20.80	12.30	0.01

The Panorama Ridge gold property is located in a world-class gold district which has produced 2.5 million ounces of gold in the last 100 years. The gold was mined from a series of sedex-strata-bound gold deposits which occurred at one location – the Nickel Plate-Mascot gold mine (1904-1996). Discovered in 2000, Goldcliff's Panorama Ridge gold property is situated in a geologically-similar environment to this previous mine. Panorama Ridge is located a few kilometers east of the past-producing gold mine.

RESULTS OF OPERATIONS

During the forth quarter, the Company engaged in exploration on the Panorama Ridge property for $ 240,283 including completion of 1,316 metres of trenching and 1,211 metres of core drilling. The results are highlighted under the Mineral Properties section.

During the quarter, the Company incurred a profit of $ 91,216 as compared to loss of $ 62,263 in the prior year quarter. The profit for the quarter is for future income tax recovery resulting from the renunciation of the flow-through expenditures to the shareholders and application of future income tax assets. During the year end, the Company incurred a loss of $ 35,969 because of exploration expenditures.

The Company recorded a loss for the year ended October 31, 2005 of $ 35,969 or $ 0.00 per share compared to a loss of $163,862 or $ 0.01 per share for the comparative year ended October 31, 2004 in which the Company incurred a mineral property write-off. Advertising and promotions of $ 74,243 (2004-$ 67,549) consisted of investor relations. Stock-based compensation of $ 64,950 (2004-$ 35,788) was recorded for options vesting over the year.

The Company's mineral properties amount to $ 1,895,566 (2004-$ 1,389,991) and relate primarily to the Panorama Ridge property. The Hedley mineral property costs of $ 19,500 were written off during the year.

GENERAL AND ADMINISTRATIVE

The higher general and administrative expenditures primarily resulted from increased head office costs as a result taking on a higher level of activity, combined with increased advertising and promotion, management and professional fees, and stock-based compensation.

OTHER EXPENSES AND RECOVERIES

The loss for the year that ended October 31, 2005 included $64,950 (2004-$35,788) in stock-based compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at October 31, 2005 was $360,753 as compared to a working capital of $457,241 at October 31, 2004.

ANNUAL FINANCIAL INFORMATION

Year Ended		31-Oct 2005	31-Oct 2004	31-Oct 2003	31-Oct 2002
Financial Results					
Exploration expenditures	$	515,758	755,660	291,447	204,644
Write down of deferred exploration		Nil	Nil	(718,769)	Nil
Stock based compensation		64,950	35,788	76,407	Nil
Loss per year		(35,969)	(163,862)	(1,270,496)	(90,729)
Loss per share basic and diluted		(0.00)	(0.01)	(0.08)	(0.01)
Financial Position					
Working capital position (deficiency)	$	360,753	457,241	731,328	(33,895)
Mineral properties		1,895,566	1,389,991	618,688	1,277,349
Total Assets		2,301,021	2,049,089	1,507,604	1,371,707
Share capital		5,474,206	4,754,314	4,368,072	2,991,014
Deficit, end of year	$	(3,212,673)	(3,170,887)	(3,007,025)	(1,736,529)

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information					
2005 Fiscal Quarter Ended	$	31/Oct 2005	31/Jul 2005	30/Apr 2005	31-Jan 2005
Exploration Expenditures		240,283	80,454	73,930	121,118
Write down of deferred exploration		(19,500)	nil	nil	nil
Income (Loss) for the period		91,216	(20,408)	(72,745)	(34,032)
Loss per share - basic and diluted		0.01	(0.01)	(0.01)	(0.01)
2004 Fiscal Quarter Ended		31/Oct 2004	31/Jul 2004	30/Apr 2004	31-Jan 2004
Exploration Expenditures	$	327,831	101,521	81,083	245,225
Write down of deferred exploration		nil	nil	nil	nil
Loss for the period		(62,263)	(22,109)	(56,966)	(22,524)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.01)	(0.01)
2003 Fiscal Quarter Ended		31/Oct 2003	31/Jul 2003	30/Apr 2003	31-Jan 2003
Exploration Expenditures	$	265,091	26,356	nil	nil
Write down of deferred exploration		(718,769)	nil	nil	nil
Loss for the period		(1,100,552)	(118,973)	(18,752)	(32,219)
Loss per share - basic and diluted		(0.05)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS

Included in accounts payable at year-end is $ 4,314 (2004 - $ Nil) owing to a corporation controlled by a director of the Company. Included in prepaid expenses is $ 5,475 (2004-$4,385) paid to a corporations controlled by directors of the Company. Cash held in trust totalling $Nil (2004-$244,836) is held by a legal firm related to an officer of the Company.

The Company entered into the following additional transactions with related parties:

a) Paid or accrued deferred exploration costs of $167,324 (2004 - $185,616) to corporations controlled by directors (Leonard W. Saleken and Edwin R. Rockel) of the Company.

b) Paid or accrued legal fees of $19,209 (2004 - $14,415) included in professional fees to a corporation controlled by an officer (Graham H. Scott) of the Company.

c) Paid or accrued management fees of $10,310 (2004 - $13,812) to a corporation controlled by a director (Leonard W. Saleken) of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

ADDITIONAL INFORMATION

As of October 31, 2005, the Company had 29,654,850 common shares issued and outstanding with the following outstanding options and warrants:

STOCK OPTIONS AND WARRANTS

Stock options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of no more than 5,570,000 options as at the date of grant with each stock option having a maximum term of five years. Options will vest in equal tranches over a period of not less than 18 months.

Stock-based compensation

During the year ended October 31, 2005, the Company granted 225,000 (2004 – 1,466,550) stock options to directors and officers. These options have a fair value of $30,733 (2004 – $95,434) which is being recognized over the options vesting period. Total stock-based compensation recognized during the current year was $64,950 (2004 - $35,788).

Outstanding Options:

Number of Shares	Exercise Price	Expiry Date
115,000	$ 0.10	December 11, 2005 (Note a)
374,620	0.18	July 3, 2006
462,500	0.10	August 6, 2006
75,000	0.17	November 2, 2006
50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.1875	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.10	August 6, 2009
150,000	0.17	November 2, 2009

(a) 85,000 stock options were exercised for proceeds of $8,500 and 30,000 stock options expired, unexercised.

Outstanding Warrants:

As at October 31, 2005, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
899,875	$ 0.20	November 11, 2005 (Note a)
1,430,000	0.35	March 22, 2006

(a) 156,250 warrants were exercised for proceeds of $31,250 and 743,625 warrants expired, unexercised.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, short-term investments, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

SUBSEQUENT EVENT

Subsequent to year end:

a) 85,000 stock options were exercised for proceeds of $8,500 and 30,000 stock options expired, unexercised.

b) 156,250 warrants were exercised for proceeds of $31,250 and 743,625 warrants expired, unexercised.

Subsequent to auditor's report of December 15, 2005:

a The Company completed a non-brokered private placement of 1,080,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $270,000. A finders' fee of $2,000 is payable in connection with the private placement.

The proceeds from the non-brokered private placement will be used for exploration on Goldcliff's Panorama Ridge property located in the Hedley Gold Basin, British Columbia, Canada.

Gcn/qrt/2005audit/Oct 31, 2005MDA

GOLDCLIFF RESOURCE CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2005

AUDITORS' REPORT

To the Shareholders of
Goldcliff Resource Corporation

We have audited the balance sheets of Goldcliff Resource Corporation as at October 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

December 15, 2005

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEETS
AS AT OCTOBER 31

	2005	2004
ASSETS		
Current		
Cash and equivalents	$ 333,362	$ 125,535
Cash held in trust (Note 6)	-	244,836
Short-term investments	-	200,000
Receivables	51,135	62,408
Prepaid expenses	9,927	15,288
	394,424	648,067
Deposits (Note 3)	11,031	11,031
Mineral properties (Note 4)	1,895,566	1,389,991
	$ 2,301,021	$ 2,049,089
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 33,671	$ 190,826
Shareholders' equity		
Capital stock (Note 6)	5,302,762	4,655,027
Subscriptions received in advance (Note 6)	-	274,836
Contributed surplus (Note 6)	171,444	99,287
Deficit	(3,206,856)	(3,170,887)
	2,267,350	1,858,263
	$ 2,301,021	$ 2,049,089

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

"Leonard W. Saleken" Director *"Edwin R. Rockel"* Director

The accompanying notes are an integral part of these financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED OCTOBER 31

	2005	2004
EXPENSES		
Advertising and promotion	$ 74,243	$ 67,549
Management fees	10,310	13,812
Office	30,164	27,620
Professional fees	51,484	24,850
Rent	6,076	5,947
Stock-based compensation (Note 7)	64,950	35,788
Loss before other item and income taxes	(237,227)	(175,566)
OTHER ITEM		
Interest income	10,038	11,704
Write-off of mineral property (Note 4)	(19,500)	-
	(9,462)	11,704
Loss before income taxes	(246,689)	(163,862)
Future income tax recovery (Note 9)	210,720	-
Loss for the year	(35,969)	(163,862)
Deficit, beginning of year	(3,170,887)	(3,007,025)
Deficit, end of year	$ (3,206,856)	$ (3,170,887)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding	28,621,759	24,752,109

The accompanying notes are an integral part of these financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENTS OF CASH FLOWS
YEAR ENDED OCTOBER 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (35,969)	$ (163,862)
Items not affecting cash:		
Stock-based compensation	64,950	35,788
Future income tax recovery	(210,720)	-
Write-off of mineral property	19,500	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	11,273	(15,077)
Decrease in prepaid expenses	5,361	20,712
Increase (decrease) in accounts payable and accrued liabilities	(174,608)	44,269
Net cash used in operating activities	(320,213)	(78,170)
CASH FLOWS FROM INVESTING ACTIVITIES		
Short-term investments	200,000	444,551
Mineral properties	(507,622)	(757,803)
Net cash used in investing activities	(307,622)	(313,252)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock for cash	633,124	336,954
Share issue costs	(42,298)	-
Subscriptions received in advance	-	274,836
Net cash provided by financing activities	590,826	611,790
Change in cash for the year	(37,009)	220,368
Cash and equivalents, beginning of year	370,371	150,003
Cash and equivalents, end of year	$ 333,362	$ 370,371
Cash and equivalents consists of:		
Cash	$ 33,362	$ 125,535
Cash held in trust	-	244,836
Term deposits	300,000	-
	$ 333,362	$ 370,371
Cash paid for:		
Interest	$ -	$ -
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Canada Business Corporations Act on July 21, 1986. The Company's primary business is the acquisition and exploration of mineral properties and it is considered to be in the exploration stage.

The Company has not yet determined whether its mineral properties contain economically recoverable ore reserves. The recovery of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete the exploration and development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	2005	2004
Deficit	$ (3,206,856)	$ (3,170,887)
Working capital	360,753	457,241

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

Cash and equivalents consist of cash and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Mineral properties (cont'd...)

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Short-term investments

Short-term investments include term deposits held with major financial institutions with maturities at the date of purchase of more than three months and less than one year. Short-term investments are stated at the lower of cost and net realizable vablue.

Asset retirement obligations

Effective November 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This section requires the Company to recognize the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost. Adoption of this standard has not affected the Company's financial statements.

Stock-based compensation

The Company uses the fair value based method to recognize compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options is credited to capital stock.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset would be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Flow-through shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

Effective March 19, 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants requires that, when flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, be recognized as a recovery of income taxes in the statement of operations.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. DEPOSITS

Deposits are held by a bank as security for reclamation bonds and cannot be released to the Company without prior approval of the appropriate government agency.

4. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and to the best of its knowledge, title to the properties are in good standing.

4. MINERAL PROPERTIES (cont'd…)

	2005		
	Panorama Ridge Property	Hedley Property	Total
Acquisition costs			
Balance, beginning of year	$ 18,632	$ 19,500	$ 38,132
Additions during the year	9,317	-	9,317
Total acquisition costs	27,949	19,500	47,449
Deferred exploration costs			
Balance, beginning of year	1,351,859	-	1,351,859
Additions during the year			
Assays	49,241	-	49,241
Drilling	102,946	-	102,946
Field expenses	62,921	-	62,921
Geological	236,651	-	236,651
Geophysical	24,325	-	24,325
Mapping	21,007	-	21,007
Trenching	18,667	-	18,667
Total additions	515,758	-	515,758
Total deferred exploration costs	1,867,617	-	1,867,617
Write-off of mineral property	-	(19,500)	(19,500)
Total	$ 1,895,566	$ -	$ 1,895,566

	2004		
	Panorama Ridge Property	Hedley Property	Total
Acquisition costs			
Balance, beginning of year	$ 7,001	$ 6,000	$ 13,001
Additions during the year	11,631	13,500	25,131
Total acquisition costs	18,632	19,500	38,132
Deferred exploration costs			
Balance, beginning of year	605,687	-	605,687
Additions during the year			
Assays	69,332	-	69,332
Drilling	302,219	-	302,219
Field expenses	54,620	-	54,620
Geological	263,248	-	263,248
Geophysical	23,540	-	23,540
Mapping	29,657	-	29,657
Trenching	13,044	-	13,044
Total additions	755,660	-	755,660
	1,361,347	-	1,361,347
Recoveries	(9,488)	-	(9,488)
Total deferred exploration costs	1,351,859	-	1,351,859
Total	$ 1,370,491	$ 19,500	$ 1,389,991

4. **MINERAL PROPERTIES** (cont'd…)

a) **Panorama Ridge property**

The Company holds certain claims, located in the Hedley Gold Basin of the Osoyoos Mining Division in British Columbia.

b) **Hedley property**

Dawson claims

The Company held an interest in surveyed crown granted claims in the Hedley Gold Basin of the Osoyoos Mining Division in British Columbia by purchasing a Right of First Refusal agreement for $3,000 and 75,000 common shares of the Company valued at $13,500.

During the year ended October 31, 2005, the Company decided to abandon the property and wrote it off to operations.

5. **RELATED PARTY TRANSACTIONS**

Included in accounts payable is $4,314 (2004 - $ Nil) owing to a corporation controlled by a director of the Company. Included in prepaid expenses is $5,475 (2004 - $4,385) paid to a corporation controlled by a director of the Company. Cash held in trust totalling $Nil (2004 - $244,836) is held by a legal firm related to an officer of the Company.

The Company entered into the following transactions with related parties:

a) Paid or accrued deferred exploration costs of $167,324 (2004 - $185,616) to corporations controlled by directors of the Company.

b) Paid or accrued professional fees of $19,209 (2004 - $14,415) to a legal firm controlled by an officer of the Company.

c) Paid or accrued management fees of $10,310 (2004 - $13,812) to a corporation controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
Unlimited common shares without par value			
Balance as at October 31, 2003	23,241,225	$ 4,300,665	$ 67,407
Issued for cash	1,157,500	231,500	-
Issued for mineral property acquisition	75,000	13,500	-
Exercise of options	220,125	32,524	(3,908)
Exercise of warrants	630,000	76,838	-
Stock-based compensation	-	-	35,788
Balance as at October 31, 2004	25,323,850	4,655,027	99,287
Issued for cash	4,262,250	897,960	-
Share issue costs	-	(51,391)	-
Exercise of options	37,500	5,636	(1,886)
Exercise of warrants	31,250	6,250	-
Stock-based compensation	-	-	64,950
Finders' fee warrants	-	-	9,093
Future income taxes on exploration expenditures renounced to shareholders (Note 9)	-	(210,720)	-
Balance as at October 31, 2005	29,654,850	$ 5,302,762	$ 171,444

During the year ended October 31, 2005:

a) The Company issued 1,862,250 units at a price of $0.16 per unit for gross proceeds of $297,960 through a non-brokered private placement. Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.20 until November 11, 2005. The Company paid $7,798 as a finders' fee in connection with the private placement. As at October 31, 2004, the Company had subscriptions received in advance of $274,836.

b) The Company issued 2,400,000 units at a price of $0.25 per unit for gross proceeds of $600,000 through a non-brokered private placement. Each unit consisted of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.35 until March 22, 2006. The Company paid $34,500 and issued 230,000 warrants at a value of $9,093 as a finders' fee in connection with the private placement. Each finders' fee warrant entitles the holder to purchase one additional common share at an exercise price of $0.35 until March 22, 2006.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd...)

During the year ended October 31, 2004:

a) The Company issued 1,157,500 units for proceeds of $231,500 through a non-brokered private placement. Each unit consisted of one flow-through common share and one-half of one non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share for $0.25 until December 23, 2004.

b) The Company received $274,836 of subscriptions received in advance, of which $244,836 was held in trust at October 31, 2004.

7. STOCK OPTIONS AND WARRANTS

Stock options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of no more than 5,570,000 options as at the date of grant with each stock option having a maximum term of five years. Options will vest in equal tranches over a period of not less than 18 months.

As at October 31, 2005, stock options were outstanding enabling the optionees to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
115,000	$ 0.10	December 11, 2005 (Note 12)
374,620	0.18	July 3, 2006
462,500	0.10	August 6, 2006
75,000	0.17	November 2, 2006
50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.1875	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.10	August 6, 2009
150,000	0.17	November 2, 2009

7. **STOCK OPTIONS AND WARRANTS** (cont'd...)

Warrants

As at October 31, 2005, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
899,875	$ 0.20	November 11, 2005 (Note 12)
1,430,000	0.35	March 22, 2006

Warrant transactions and number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2003	7,744,450	$ 0.18
Warrants granted	578,500	0.25
Warrants exercised	(630,000)	0.12
Warrants cancelled/expired	(6,214,450)	0.18
Outstanding at October 31, 2004	1,478,500	0.18
Warrants granted	2,361,125	0.29
Warrants exercised	(31,250)	0.20
Warrants cancelled/expired	(1,478,500)	0.18
Outstanding at October 31, 2005	2,329,875	$ 0.29
Number of warrants currently exercisable	2,329,875	$ 0.29

9. **INCOME TAXES** (cont'd…)

The Company has non-capital losses of approximately $760,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2015. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,580,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, and have been offset by a valuation allowance.

The Company renounced certain deductions for Canadian exploration expenditures incurred on the Company's resource properties resulting in a future income tax liability and a charge against capital stock. This liability has been offset by future income tax assets resulting in a future income tax recovery of $210,720.

10. **SEGMENTED INFORMATION**

The Company conducts substantially all of its operations in Canada in one business segment, being the acquisition and exploration of mineral properties.

11. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash and equivalents, short-term investments, receivables, deposits, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

12. **SUBSEQUENT EVENTS**

Subsequent to October 31, 2005:

a) 85,000 stock options were exercised for proceeds of $8,500 and 30,000 stock options expired, unexercised.

b) 156,250 warrants were exercised for proceeds of $31,250 and 743,625 warrants expired, unexercised.

Includes	31.98	43.98	12.00	1.53
Includes	34.98	38.98	4.00	2.10
23005	3.66	87.98	84.32	0.87
Includes	8.66	20.66	12.00	1.70
Includes	8.66	12.66	4.00	2.09
23006	3.66	26.66	23.00	0.77
Includes	7.66	8.66	1.00	7.86

The York-Viking zone drilling results that relate to section 9980N are highlighted by 1.17 grams per tonne gold (g/t) and 1.0 g/t silver over a drill intercept of 73.77 metres (m) – a highlight of which is 4.23 g/t gold and 2.1 g/t silver over 7.80 metres:

DDH (#)	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)
25042	3.66	77.43	73.77	1.17	1.0
And	13.66	25.88	12.22	3.19	1.8
And	18.08	25.88	7.80	4.23	2.1
And	19.08	20.08	1.00	16.60	8.3
I25043	3.66	74.85	71.19	0.50	0.5
Includes	4.94	27.25	22.31	0.62	0.9

NORDIC ZONE

Trenching

The high-grade gold values at the Nordic contain 15.60 grams per tonnes (g/t) gold over 3.00 metres in trench ND56.

Trench	From (m)	To (m)	Interval (m)	Gold (g/t)
ND56	0.00	45.40	45.40	2.04
Includes	1.00	27.00	26.00	3.22
Includes	5.00	21.10	16.10	4.33
Includes	5.00	13.00	8.00	7.51
Includes	8.00	11.00	3.00	15.60
ND74	0.00	10.00	10.00	0.22
And	10.00	32.00	22.00	2.02
Includes	15.00	21.00	6.00	3.01
Includes	18.00	21.00	3.00	4.17
ND83	0.00	16.70	16.70	1.39
Includes	10.00	16.70	6.70	2.10
Includes	14.00	16.70	2.70	2.61
ND91	0.00	12.00	12.00	2.94
Includes	4.00	11.00	7.00	3.80
Includes	6.00	9.00	3.00	5.78

In summary, gold results are consistent with the Panorama gold deposit model – a world-class, sedimentary, strata-bound gold skarn deposit with an important silver grade component. The gold mineralization at YVZ occurs concurrently on the surface and at depth. The silver grades add significantly to the YVZ's economic potential. The drilling results and the geology of the drill holes indicate the possibility of deeper gold mineralization beyond the current drilling depths.

ON BEHALF OF THE BOARD

"Leonard W. Saleken"

Leonard W. Saleken, PGeo, President

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

Tel. No. (604) 261-7477 • Fax No.: (604) 261-8994
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Goldcliff Resource Corporation** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Thursday, April 13, 2006** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the report of the directors.
2. To receive and consider the audited financial statements of the Company for the fiscal period ended October 31, 2005, including the accompanying notes and the auditor's report, and the annual Management Discussion and Analysis.
3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.
4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.
5. To elect directors to hold office until the close of the next Annual General Meeting.
6. To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, whereunder the Company's Incentive Stock Option Plan be amended such that the maximum number of shares that may be the subject of options at any given time be increased from 4,430,000 to 5,570,000 shares.
7. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor's report for the financial year ended October 31, 2005 accompany this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 13, 2006** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 9, 2005** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 9th day of March, 2006.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

"Leonard W. Saleken"

Leonard W. Saleken, President

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

MANAGEMENT INFORMATION CIRCULAR

As at February 28, 2006
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcliff Resource Corporation (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "shareholder" as defined in the *Business Corporations Act* S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a) in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b) in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the "Registered Shareholder"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:**

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Pacific Corporate Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they

purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Policy 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer,* of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. **Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.**

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a) any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT'S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended October 31, 2005 (the "Financial Statements"), including the accompanying notes and the auditor's report, will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A securityholder may contact the Company to request copies of the Company's financial statements and Management's Discussion and Analysis ("MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Davidson & Company, Chartered Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of the Company on April 14, 2004.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 31,019,850 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **March 9, 2006** as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Leonard W. Saleken	4,832,957 Common	15.58%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years[2]	First and Present Position with the Company[1]	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised[3]
Leonard W. Saleken[4] B.C., Canada	Geological Consultant, Geotec Consultants Ltd.	President and Director, Jul.21/86 to date; Chief Executive Officer, Oct.21/88 to date	4,832,957 Common
Edwin R. Rockel B.C., Canada	Geophysical Consultant, Interpretex Resources Ltd.	Director, Jul.21/86 to date; Chief Financial Officer, Jun.27/2003 to date	933,420 Common
Paul F. Saxton[4] B.C., Canada	Chairman and COO, Pinnacle Mines Ltd., July 2003 to date	Director, Sep.03/2003 to date	92,500 Common
George W. Sanders[4] B.C., Canada	Corporate Financial Consultant, May/2002 to date	Director, May 7/2002 to date	165,000 Common

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4) Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,027,500	$0.1188	438,340
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,027,500	$0.1188	438,340

INCENTIVE STOCK OPTION PLAN

Summary of General Requirements

The Company has an Incentive Stock Option Plan (the "Existing Plan") which complies with the rules set forth for such plans by the TSX Venture Exchange (the "Exchange"). However, management wishes to increase the number of shares that may be subject to options under the Existing Plan from 4,430,000 to 5,570,000. The Existing Plan provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Existing Plan will vest in equal quarterly tranches over a period of not less than 18 months. The exercise price will not be lower than the "market price" of the Shares on the Exchange at the time of grant. In the context of the Existing Plan, "market price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

See the sub-section captioned "Amendment to Incentive Stock Option Plan".

Amendment to Incentive Stock Option Plan

As set forth above, management of the Company wishes to increase the number of shares that may be subject to options under the Existing Plan.

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder paragraph 4.02 of the Existing Plan be amended to provide that the number of common shares of the Company that have been allocated and reserved for use in the Company's Incentive Stock Option Plan (the "Amended Plan") be increased from 4,430,000 shares to 5,570,000 shares. The Amended Plan is attached hereto as Schedule "B".

All outstanding incentive stock options will automatically be subject to the terms and conditions of the Amended Plan.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

As a result, at the Meeting, the votes attaching to the 7,644,457 shares held by insiders and their associates will not be counted.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term "informed person" as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a) a director or executive officer of a reporting issuer;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which "informed persons" have an interest:

Private Placement Transaction

In December 2005, certain investors purchased 1,080,000 shares of the Company on a flow-through basis (the "FT Shares") at a price of $0.25 per FT Share for a total purchase price of $270,000 by way of private placement. Len Saleken, Paul Saxton and Ed Rockel, all directors of the Company, participated in the private placement with the purchase of 100,000, 40,000 and 60,000 FT Shares respectively for a total purchase price of $50,000.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or executive officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Company's Board of Directors is currently comprised of four directors, Leonard W. Saleken, Edwin R. Rockel, Paul F. Saxton and George W. Sanders, of which two members, Paul F. Saxton and George W. Sanders, are independent as defined in National Instrument 58-101 –

Disclosure of Corporate Governance Practices ("NI 58-101") and Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110"). Leonard W. Saleken is not independent by virtue of his being an executive officer of the Company as defined in MI 52-110. Edwin R. Rockel is not independent by virtue of his providing consulting services to the Company.

Directorships

The following directors of the Company are presently directors of any other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions:

Director	Other Reporting Issuers
Paul Saxton	Doublestar Resources Ltd. Pinnacle Mines Ltd.
George Sanders	Wescan Goldfields Inc. Bitterroot Resources Ltd.

Orientation and Continuing Education

The Company does not have a formal orientation and continuing education program. However, the Company ensures that new board members are properly trained and oriented as part of the Board of Directors' overall stewardship responsibility. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board discharges the following responsibilities as part of its overall stewardship responsibility:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

Ethical Business Conduct

The directors of the Company encourage and promote a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility.

Nomination of Directors

There is no formal procedure for the nomination of directors of the Company. However, the Board of Directors considers potential future members as part of its succession planning.

Compensation

No formal procedure is followed with respect to the determination of the compensation paid to the CEO. The directors receive no compensation for acting as directors. An *ad hoc* compensation committee is established if and when the compensation of the CEO is reviewed, and the review is conducted in the context of the services of the CEO and in the context of market rates for persons of similar qualifications performing similar services.

Other Board Committees

The Board of Directors has formally appointed only an Audit Committee and has no other committees in place at this time.

Assessments

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. The text of the Audit Committee charter is attached as Schedule "C" to this Information Circular.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Leonard W. Saleken, Paul F. Saxton and George W. Sanders. Messrs. Saxton and Sanders are "independent", within the meaning set out in MI 52-110, while Mr. Saleken is not independent. All of the members of the Audit Committee are financially literate, within the meaning set out in MI 52-110.

Relevant Education and Experience

Leonard W. Saleken is a self-employed businessman with more than 35 years of mining experience.

Paul F. Saxton holds a Masters of Business Administration from the University of Western Ontario and has more than 34 years of mining experience.

George W. Sanders in a mining entrepreneur with over 25 years experience in mining and exploration finance and spent over 15 years as an investment advisor and precious metals specialist.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Company has not relied on either of the exemptions contained in section 2.4, *De Minimis Non-audit Services*, or section 8, *Exemptions*. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve al non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

External Auditor's Fees

Set forth below are details of certain service fees paid to the Company's external auditor in each of the last two fiscal years:

Financial Year End	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
October 31, 2004	$18,000	Nil	Nil	Nil
October 31, 2005	$20,000	Nil	Nil	Nil

Exemption

The Company is entitled to rely on the exemption in section 6.1 of MI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management's Discussion and Analysis for the financial year ended October 31, 2005.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

GOLDCLIFF RESOURCE CORPORATION
6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of March 9, 2006.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation

"Leonard W. Saleken"

Leonard W. Saleken, President

Schedule "A" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Company's fifth preceding financial year, through and including the end of the company's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

  (i) each CEO;

  (ii) each CFO;

  (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

  (iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended October 31, 2005, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a) Leonard W. Saleken, the President and Chief Executive Officer;

(b) Edwin R. Rockel, Chief Financial Officer

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	All Other Compensation ($)
Leonard W. Saleken, President and CEO	2003	n/a	n/a	n/a	150,000	Nil	Nil	$96,056 [2]
	2004	n/a	n/a	n/a	210,000	Nil	Nil	$151,430 [3]
	2005	n/a	n/a	n/a	Nil	Nil	Nil	$143,159 [4]
Edwin R. Rockel CFO [5]	2003	n/a	n/a	n/a	100,000	Nil	Nil	$6,901 [5]
	2004	n/a	n/a	n/a	280,000	Nil	Nil	$35,814 [5]
	2005	n/a	n/a	n/a	Nil	Nil	Nil	$34,475 [5]

NOTES:

(1) November 1 to October 31.

(2) Paid to a non-reporting company controlled by Mr. Saleken with respect to geological services rendered to the Company.

(3) Of this, $137,618 was paid to a corporation controlled by Mr. Saleken with respect to geological services rendered and $13,812 was paid to a corporation controlled by Mr. Saleken with respect to management fees.

(4) Of this, $132,849 was paid to a corporation controlled by Mr. Saleken with respect to geological services rendered and $10,310 was paid to a corporation controlled by Mr. Saleken with respect to management fees.

(5) Edwin R. Rockel was appointed as Chief Financial Officer effective as of June 27, 2003.

(6) Paid to a non-reporting company controlled by Edwin R. Rockel.

Options and Stock Appreciation Rights ("SARs")

No incentive stock options were granted to the Named Executive Officer during the most recently completed financial year (November 1, 2004 to October 31, 2005) (the "Financial Period").

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)[2]	Unexercised Options/SARs at Oct.31, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money[1] Options/SARs at Oct.31, 2005 ($) Exercisable/ Unexercisable
Leonard W. Saleken	Nil	Nil	347,500/52,500	$12,600/$4,200
Edwin R. Rockel	Nil	Nil	330,000/70,000	$22,425/$5,600

(1) "In-the-money" means the excess of the market value of the common shares of the Company on October 25, 2005, being the last day that the Company's stock traded prior to October 31, 2005 ($0.18) over the base price of the options. In the case of Mr. Saleken, the base price was $0.18 with respect to 190,000 options and $0.10 with respect to 210,000 options. In the case of Mr. Rockel, the base price was $0.18 with respect to 45,000 options, $0.105 with respect to 75,000 options and $0.10 with respect to 280,000 options.

(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Company does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b) as consultants or experts

except as set forth below and as otherwise herein disclosed.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. The Other Directors, as a group, exercised no incentive stock options to purchase common shares of the Company during the Financial Period.

Schedule "B" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

AMENDED PLAN

GOLDCLIFF RESOURCE CORPORATION
(Tier 2 Issuer, Fixed Number, over 10%)

INCENTIVE STOCK OPTION PLAN
(for consideration by the disinterested shareholders of the Company at an Annual General Meeting to be held on April 13, 2006)

1. Purpose

1.01 The purpose of the Incentive Stock Option Plan (the "**Plan**") is to promote the profitability and growth of **Goldcliff Resource Corporation** (the "**Company**") by facilitating the efforts of the Company to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

2. Administration

2.01 The Plan will be administered by a committee (the "**Committee**") of the Company's Board of Directors (the "**Board**").

2.02 The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options ("**Options**") to purchase shares of the Company pursuant to the Plan. The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3. Eligibility

3.01 Each person (an "**Optionee**") who is a "Consultant", a "Director", an "Employee" or a "Management Company Employee" in relation to the Company (as those terms are defined in Policy 4.4, "Incentive Stock Options", of the TSX Venture Exchange (the "**Exchange**") is eligible to be granted one or more Options.

3.02 Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or will interfere in any way with the right of the Company to terminate at any time the employment of a person who is an Optionee.

3.03 The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.04 The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4. General Provisions

4.01 The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (**"Shares"**) of the Company.

4.02 At no time will more than **5,570,000** Shares (inclusive of any options outstanding at the time of implementation of the Plan) be under option pursuant to the Plan.

4.03 Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04 The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.05 The number of Shares under Option to any one Consultant or any one Consultant Company in any 12 month period shall not exceed 2% of the issued and outstanding common share capital of the Company, as calculated on that the date that the Option is granted.

4.06 The number of Shares under Option to Employees conducting Investor Relations Activities (as defined in the applicable policies of the Exchange) in any 12 month period shall not exceed an aggregate of 2% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted.

4.07 The number of Shares under Option to Consultants conducting Investor Relations Activities must vest in stages over a 12 month period, with no more than 25% of the Shares vesting in any three month period. Trading of the aforesaid Shares will be monitored by the Company's Board of Directors.

4.08 Each Option will be evidenced by:

(a) a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b) a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.09 An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5. Term of Option

5.01 The maximum term of any Option, for so long as the Company is a Tier 2 issuer, will be five years.

5.02 An Option granted to a person who is a Director, Employee, Consultant or Management Company Employee shall terminate no longer than 90 days after such person ceases to be in at least one of those categories.

5.03 An Option granted to a person who is engaged in Investor Relations Activities shall terminate no longer than 30 days after such person ceases to be employed to provide Investor Relations Activities.

5.04 The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.05 A change of employment shall not be considered a termination so long as the Optionee continues to be employed by the Company.

6. Option Price

6.01 The price per Share at which Shares may be purchased upon the exercise of an Option (the "**Option Price**") must not be less than the "**Discounted Market Price**" (as defined in the policies of the Exchange, provided that the Option Price shall not be less that $0.10 per Share.

6.02 The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03 An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7. Death

7.01 Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within one year after the date of such death (notwithstanding the normal expiry date of the Option under the provisions of Section 5 hereof) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

8. Changes in Shares

8.01 In the event the authorized common share capital of the Company as constituted on the date that this Plan comes into effect is consolidated into a lesser number of Shares or subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be and the Option Price will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price will be correspondingly increased or decreased, as applicable.

9. Cancellation of Options

9.01 The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the Exchange.

10. Amendment or Discontinuance

10.01 The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a) increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 8; or

(b) decrease the Option Price except as provided in Section 8. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

11. Disinterested Shareholder Approval

11.01 The Plan has been approved by the disinterested shareholders of the Company and therefore the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

11.02 The approval of the disinterested shareholders of the Company must be obtained for the reduction in the exercise price per share of options previously granted to Insiders.

12. Interpretation

12.01 The Plan will be construed according to the laws of the Province of British Columbia.

13. Liability

13.01 No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

14. Vesting

14.01 For so long as the Company is classified by the Exchange as a Tier 2 Company, Options granted under the Plan shall not become fully vested in the Optionee immediately. The

Committee shall determine a periodic vesting schedule which will provide for the vesting of equal tranches of the option over a period of not less than 18 months.

15. Hold Period

15.01 A four-month hold period on all stock options is imposed by the Exchange from the date of grant.

16. Re-Classification to Tier 1

16.01 In the event that the Company is re-classified by the Exchange as a Tier 1 company:

(a) the Company may grant options without an Exchange hold period if the exercise price thereof is not less than the Market Price;
(b) any one optionee may hold one or more options to acquire more than 5% of the issued share capital of the Company, PROVIDED disinterested shareholder approval is obtained;
(c) the maximum term of an Option shall be 10 years; and
(d) subparagraphs 5.02 and 5.03 shall not apply.

Schedule "A" to
EMPLOYEE INCENTIVE STOCK OPTION PLAN
of Goldcliff Resource Corporation

Vesting Schedule

(a) commencing on the Date of Grant not more than 25% of the Option Shares;

(b) commencing six months after the Date of Grant not more than 50% of the Option Shares;

(c) commencing 12 months after the Date of Grant not more than 75% of the Option Shares; and

(d) commencing 18 months after the Date of Grant, 100% of the Option Shares

Schedule "C" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Company is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:
    - Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

- Review and evaluate the Company's internal controls, as established by Management;
- Review and evaluate the status and adequacy of internal information systems and security;
- Meet with the external auditor at least one a year in the absence of Management;
- Request the external auditor's assessment of the Company's financial and accounting personnel; and
- Review and evaluate the Company's banking arrangements.

- External Auditor Oversight

  - Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
  - Review the scope and approach of the annual audit;
  - Inform the external auditor of the Committee's expectations;
  - Recommend the appointment of the external auditor to the Board;
  - Meet with Management at least once a year in the absence of the external auditor;
  - Review the independence of the external auditor on an annual basis;
  - Review with the external auditor both the acceptability and the quality of the Company's accounting principles; and
  - Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

- Financial Statement Oversight

  - Review the quarterly reports with both Management and the external auditor;
  - Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
  - Review and discuss with Management the annual audited financial statements; and
  - Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.